

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 13, 2016

Via E-mail
Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street - Unit 2
San Diego, California 02102

>   **Re: Deseo Swimwear Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed April 29, 2016**
>   **File No. 333-210419**

Dear Ms. Cope:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 23

1. We note your statement that "[w]ith the exception of cash advanced from our sole Officer and Director, our only source for cash at this time is investments by others in this offering." We also note that the offering being registered is a selling shareholder offering which will not produce any proceeds for the company. Please revise your statement as appropriate and also clarify if there are any additional sources of capital for the company.

2. We note your response to comment 11 and we reissue the comment. Please revise to indicate the amount of working capital as of December 31, 2015.

<u>Certain Relationships and Related Transactions, page 27</u>

3. We note your response to comment 15 and we reissue the comment in part. Please revise identify the promoters of the company. See Item 404(c)(1) of Regulation S-K. Also see Rule 405 of Regulation C regarding the definition of promoter.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Andrew Befumo
        Befumo & Schaeffer, PLLC